Exhibit 5.2

To:
Millicom International Cellular S.A.
75 Route de Longwy
L-8080 Bertrange
Luxembourg

The Bank of New York, as Trustee
101 Barclay Street
New York, New York 10286
United States

Luxembourg, January 13, 2005
MF/DK/#152382.5

MILLICOM INTERNATIONAL CELLULAR S.A.—F-4

Dear Sirs,

        We have acted as special legal advisers in the Grand Duchy of Luxembourg (Luxembourg) to Millicom International Cellular S.A. (the Company) in connection with Company's filing with the Securities and Exchange Commission of a Registration Statement on Form F-4, including a prospectus (the Registration Statement) with respect to the registration of up to $ 550,000,000 10% Senior Notes due 2010 which have been registered under the Securities Act of 1933 (the Notes) in exchange of existing 10% Senior Notes due 2013 (the 2003 Notes). We consent to the use of our name in the "Legal matters" section of the Registration Statement and to the filing of this opinion to the SEC as an exhibit to the Registration Statement.

A. Documents

        We have examined, to the exclusion of any other document, copies of the following documents:

  (a)
  the indenture dated as of November 24, 2003 among the Company as issuer and The Bank of New York as trustee (the Indenture) together with the first supplemental indenture dated as of January 12, 2005 between the same parties (the Supplemental Indenture and together with the Indenture the Agreements);

  (b)
  the Registration Statement (the Agreements and the Registration Statement are collectively hereinafter referred to as the Opinion Documents);

  (c)
  a copy of the articles of association of the Company in their version of September 14, 2004, filed with the Luxembourg Company Register (as of January 11, 2005 (the date on which we completed our review for the purpose of this legal opinion) no other deeds amending the articles of association of the Company were on file with the Luxembourg Trade and Companies Register or published in the Official Gazette (Mémorial); and

  (d)
  a faxed copy of the minutes of the board of directors' resolutions of the Company dated October 30, 2003 (the 2003 Resolutions) resolving inter alia the issuance of the 2003 Notes and a faxed copy of an excerpt of the minutes of the board of directors' resolutions of the Company dated May 6, 2004 and September 15, 2004 (together the 2004 Resolutions and together with the 2003 Resolutions are collectively hereinafter referred to as the Resolutions) resolving inter alia the issuance of the Notes, the preparation of the Registration Statement and the execution and delivery and performance of the Documents.

        Words and expressions defined in the Opinion Documents shall, except where the context otherwise requires, have the same meanings in this legal opinion.

B. Assumptions

        In giving this legal opinion, we have assumed with your consent, and we have not verified independently:

  (a)
  the genuineness of all signatures, stamps and seals, the conformity to the originals of all the documents submitted to us as certified, photostatic, faxed or e-mailed copies or specimens and the authenticity of the originals of such documents;

  (b)
  that where documents have been examined by us in draft or specimen form, such documents will be or have been executed in the form of that draft or specimen and by such persons as specified in the Resolutions, except for the Notes which shall be executed by the joint signature of two directors of the Company who at the time of signing thereof will be in office;

  (c)
  the due authorisation, execution and delivery of the Opinion Documents (and any document in connection therewith) by all the parties thereto (other than the Company) as well as the capacity, power, authority and legal right of all the parties thereto (other than the Company) to enter into, execute, deliver and perform their respective obligations thereunder, and compliance with all applicable laws and regulations (other than Luxembourg law);

  (d)
  that all factual matters and statements relied upon or assumed herein are true and were true and complete on the date of execution of the Opinion Documents (and any document in connection therewith);

  (e)
  that all authorisations, approvals and consents of any country (other than Luxembourg) which may be required in connection with the execution, delivery and performance of the Opinion Documents (and any document in connection therewith) have been or will be obtained, and that all internal corporate or other authorisation procedures by each party (other than the Company) for the execution by it of the Opinion Documents (or any document in connection therewith) to which it is expressed to be a party, have been or will be duly fulfilled;

  (f)
  that the Opinion Documents (and any document in connection therewith) have been signed on behalf of the Company by Marc Beuls appointed by board of directors of the Company as per the resolutions of September 15, 2004, except for the Notes which shall have been signed on behalf of the Company by two directors who at the time of signing thereof have been in office;

  (g)
  that the principal place of business (principal établissement) and the centre of main interests (centre des intérêts principaux) of the Company are located at its registered office (siège statutaire) in Luxembourg;

  (h)
  that the Opinion Documents are legal, valid, binding and enforceable under New York law, that the choice of New York is valid (as a matter of New York law) as the choice of proper law and that the obligations assumed by all the parties thereunder constitute legal, valid, binding and enforceable obligations under New York law by which the Opinion Documents are expressed to be governed;

  (i)
  that there are no provisions of the laws of any jurisdiction outside Luxembourg which would adversely affect, or otherwise have any negative impact on, the opinions expressed in this legal opinion;

  (j)
  that all the parties to the Opinion Documents (other than the Company) are companies duly organised, incorporated and validly existing in accordance with the laws of the jurisdiction of their respective incorporation and/or the place of effective management, having a corporate existence, that in respect of all the parties to the Opinion Documents, no steps have been taken pursuant to any insolvency proceedings to appoint an administrator, receiver or liquidator over the respective parties or their assets and that no voluntary winding-up of such parties has been recorded at the date hereof;

  (k)
  that the entry into the Opinion Documents (and any documents in connection therewith) will materially benefit the Company and is in the best interest, and for the corporate benefit, of the Company;

  (l)
  that neither the articles of association of the Company nor the Resolutions of the Company have been amended or revoked since the dates referred to in paragraph A (d) above;

  (m)
  that any representation, warranty or statement of fact or law, other than as to the laws of Luxembourg or related to the Company, made in the Documents is true, accurate and complete in all respects material to this opinion;

  (n)
  that the Notes will not be offered to the public in Luxembourg; and

  (o)
  that the meetings of the board of directors mentioned in paragraph A (d) were duly convened, and duly held and that a minimum of four directors were present or duly represented at such meeting.

        We express no, nor do we imply any, opinion as to any laws other than the laws of Luxembourg.

C. Opinion

        Based upon, and subject to, the assumptions made above and the qualifications set out below and subject to any matters not disclosed to us, we are of the opinion that, under the laws of Luxembourg in effect, and as construed and applied by the Luxembourg courts, on the date hereof:

1.
The Company is a public limited liability company (société anonyme) formed for an unlimited duration and validly existing under the laws of Luxembourg.

2.
The Company has the corporate power and authority under the laws of Luxembourg to enter into, execute and deliver the Opinion Documents and to issue the Notes and to perform its obligations thereunder.

3.
The Opinion Documents have been duly authorised, and when duly executed and delivered on behalf of the Company by Mr Marc Beuls appointed as per the resolutions of September 15, 2004, will be duly executed and delivered on behalf of the Company.

4.
The execution and delivery by the Company, and the compliance with the terms and conditions, of the Opinion Documents and the Notes do or will not (as a matter of Luxembourg law) contravene any applicable law or regulation of Luxembourg and do not contravene or constitute a default under the articles of association of the Company.

5.
It is not necessary in order to ensure the legality, validity, enforceability or admissibility in evidence of any of the Opinion Documents or the Notes that any of them or any other document in respect thereof be notarised or subject to any other formality or be filed, recorded, registered or enrolled with any court or official authority in Luxembourg or that any other action be taken in relation to the same or any of them. The registration of the Opinion Documents and Notes in Luxembourg and any documents mentioned therein or connected therewith may become necessary, if and when they are referred to or used in a Luxembourg public deed and Luxembourg courts or an official Luxembourg authority may require the prior registration of the Opinion Documents or Notes in Luxembourg, if they were to be produced in a Luxembourg court action or exhibited before an official Luxembourg authority.

6.
The obligations expressed to be assumed by the Company, under the Opinion Documents and Notes constitute its legal, valid and binding obligations and are, subject to their validity, legality and enforceability under New York law by which they are expressed to be governed, enforceable against it in accordance with their terms.

7.
Subject to qualification (l) below, if the Opinion Documents and Notes were sued upon before a court in Luxembourg (if having jurisdiction), such court would recognise and give effect to the provisions in the Opinion Documents whereby they are expressed to be governed, and construed in accordance with, New York law.

8.
The provisions in the Opinion Documents or Notes for the submission to the jurisdiction of U.S. federal court in New York and a court of the State of New York are valid and binding on the Company.

9.
Under the laws of Luxembourg, a final and conclusive judgement in respect of the Opinion Documents or Notes obtained against the Company in the U.S. federal court in New York and a court of the State of New York would be recognised and enforced by a court in Luxembourg subject to the applicable enforcement (exequatur) procedure.

        Pursuant to Luxembourg case law, the granting of exequatur is subject to the following requirements:

  —the foreign court order must be enforceable in the country of origin,

  —the court of origin must have had jurisdiction both according to its own laws and to the Luxembourg conflict of jurisdictions rules,

  —the foreign procedure must have been regular in light of the laws of the country of origin,

  —the foreign decision must not violate the rights of defense,

  —the foreign court must have applied the law which is designated by the Luxembourg conflict of laws rules, or, at least, the order must not contravene the principles underlying these rules,

  —the considerations of the foreign order as well as the judgement as such must not contravene Luxembourg international public order,

  —the foreign order must not have been rendered subsequent to an evasion of Luxembourg law («fraude à la loi»).

10.
Any judgement awarded in the courts of Luxembourg may be expressed in a currency other than the euro. However, any obligation to pay a sum of money in any currency other than the euro will be enforceable in Luxembourg in terms of the euro only.

11.
The Company is not entitled to claim immunity from suit, execution, attachment or other legal process in the courts of Luxembourg, whether generally or in relation to any specific property.

12.
Subject to qualification (i) below, no authorisations, approvals, consents, licenses, exemptions, filings, registrations, notarisations and other requirements of governmental, judicial and public bodies and authorities of or in Luxembourg are required or advisable in connection with the entry into, performance, validity and enforceability of the Opinion Documents or the Notes and the transactions contemplated thereby.

13.
According to a certificate issued by the 2nd section of the district court of Luxembourg, entrusted with commercial matters (greffe de la 2ème chambre du Tribunal d'Arrondissement de et à Luxembourg, chargé des affaires commerciales) on January 11, 2004, there are no records regarding (i) bankruptcy adjudication against the Company, (ii) filing for moratorium or reprieve from payment (sursis de paiement), (iii) controlled management (gestion contrôlée) or (iv) general settlement or composition with creditors (concordat préventif de faillite).

D. Qualifications

        The above opinions are subject to the following qualifications:

  a.
  The validity, legality, performance and enforceability of the Opinion Documents and Notes are subject to, and may be affected or limited by, the provisions of any applicable bankruptcy, insolvency, liquidation, moratorium or reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), general settlement or composition with creditors (concordat préventif de faillite), fraudulent conveyance (actio pauliana), reorganisation or similar Luxembourg or foreign laws affecting the rights of creditors generally.

  b.
  The provisions of the jurisdiction clauses in some of the Opinion Documents whereby the taking of proceedings in one or more jurisdictions shall not preclude the taking of proceedings in any other jurisdiction, whether concurrently or not, might not be entirely enforceable in a Luxembourg court. If proceedings were previously commenced between the same parties and on the same grounds as the proceedings in Luxembourg, a plea of pendency might be opposed in the Luxembourg court and proceedings either stayed pending the termination of the proceedings abroad or dismissed, as the case may be.

  c.
  Any certificate which would by contract be deemed to be conclusive may not be upheld by the Luxembourg courts.

  d.
  Certain obligations may not be the subject of specific performance pursuant to court orders, but may result only in damages. Accordingly, Luxembourg courts may issue an award of damages where specific performance is deemed impracticable or an award of damages is determined adequate.

  e.
  Where any obligations are to be performed or observed or are based upon a matter arising in a jurisdiction outside Luxembourg, they may not be enforceable under Luxembourg law if and to the extent that such performance or observance would be unlawful, unenforceable, or contrary to public policy under the laws of such jurisdiction.

  f.
  Notwithstanding the foreign jurisdiction clause, Luxembourg courts would have in principle jurisdiction for any conservatory or provisional action in connection with assets or persons located in Luxembourg and such action would most likely be governed by Luxembourg law.

  g.
  Penalty clauses (clauses pénales), and similar clauses on damages or liquidated damages, as governed by article 1152 and articles 1226 et seq. of the Luxembourg Civil Code are allowed to the extent that they provide for a reasonable level of damages. The judge has however the right to reduce (or increase) the amount thereof if it is unreasonably high (or low). The provisions of article 1152 and articles 1226 et seq. of the Luxembourg Civil Code are generally considered to be a point of public policy under Luxembourg law. It is possible that a Luxembourg court would consider them to be a point of international public policy that would set aside the relevant foreign governing law.

  h.
  Interest may not accrue on interest that is due on capital, unless such interest has been due for at least one year (article 1154 of the Luxembourg Civil Code). The right to compound interest is limited to cases where (x) the interest has been due for at least one year and (y) the parties have specifically provided in an agreement (to be made after that interest has become due for at least one year) that such interest may be compounded (or absent such agreement, the creditor may file an appropriate request with the relevant court). The provisions of article 1154 of the Luxembourg Civil Code are generally considered to be a point of public policy under Luxembourg law. It is possible, although it is highly unlikely, that a Luxembourg court would consider them to be a point of international public policy that would set aside the relevant foreign governing law.

  i.
  With respect to the opinions expressed in paragraphs 5. and 12. above, if the registration of the Opinion Documents and Notes (or any document in connection therewith) with the Administration de l'Enregistrement et des Domaines in Luxembourg is required either a nominal registration duty or an ad valorem duty will be payable, depending on the nature of the document subject to registration (e.g., an ad valorem duty of 0.24 (zero point twenty-four) per cent. will be payable on the amount of the payment obligation mentioned in a loan document so registered). If registration is so required, the Luxembourg courts or the official authority may require that the Opinion Documents or Notes (or any documents in connection therewith) and/or any judgement (or any documents in connection therewith) obtained in the courts other than the courts of Luxembourg must be translated into French or German.

  j.
  Claims may become barred under statutory limitation period rules and may be subject to defences of set-off or counter-claims. No opinion is expressed in general, as to whether rights of set-off are effective in a Luxembourg insolvency situation.

  k.
  No opinion is expressed as to the validity and enforceability of provisions whereby interest on overdue amounts or other payment obligations shall continue to accrue or subsist after judgement.

  l.
  With respect to the opinions expressed in paragraph 7. above, the Luxembourg courts would not apply a chosen foreign law if that choice was not made bona fide and/or if:

  i.
  it were not pleaded and proved; or

  ii.
  if pleaded and proved, such foreign law would be contrary to the mandatory rules of Luxembourg law or manifestly incompatible with Luxembourg public policy.

  m.
  Clauses that grant to one of the parties the power to determine, in its absolute discretion, certain facts, to fix the terms and conditions of the obligations of the other party or to state unilaterally the amount of expenses or losses to be recovered from the other party and that thus grant the power to determine unilaterally the commitments of the other party, may be declared void by a Luxembourg court (if competent) on the basis of articles 1170 and 1174 of the Luxembourg Civil Code (condition purement potestative, one-sided clause). It is generally held that such clauses are voidable only if they are expressed in favour of the debtor and grant the latter the discretionary power or right to determine its obligations. Articles 1170 and 1174 of the Luxembourg Civil Code are considered to be a point of public policy under Luxembourg law. It is possible that a Luxembourg court would consider them to be a point of international public policy that would set aside the relevant foreign governing law.

  n.
  Any indemnity provision entitling one party to recover its legal and other enforcement costs and expenses from another party may be limited in terms of items or amounts as a Luxembourg court (if competent) deems appropriate.

  o.
  We express no opinion in respect of the effectiveness of clauses which provide that amendments to an agreement can only be made, and waivers can only be granted, in writing.

  p.
  Under the laws of Luxembourg, a contractual provision allowing the service of process, against the Company, to a service agent could be overridden by Luxembourg statutory provisions allowing the valid service of process against the Company in accordance with applicable laws at its domicile. If the designation of a service agent constituted (or were deemed to constitute) a power of attorney or mandate (mandat), whether or not irrevocable, it will terminate by force of law, and without notice, upon the occurrence of insolvency events affecting the Company.

  q.
  We express no opinion on the validity or enforceability of waivers granted for future rights.

  r.
  If the designation of a service agent constitutes (or will be deemed to constitute) or, if the Company issues a power of attorney or mandate (mandat), whether or not irrevocable, such power of attorney or mandate will terminate by force of law, and without notice, upon the occurrence of insolvency events affecting the Company.

  s.
  We express no tax opinion whatsoever in respect of the Company or the tax consequences of the transactions contemplated by the Opinion Documents or the Notes (or any document in connection therewith) and we express no opinion on matters of fact or on matters other than those expressly set forth in this legal opinion, and no opinion is, or may be, implied or inferred herefrom. No opinion is given as to whether the performance of the Opinion Documents pr the Notes would cause any borrowing limits, debt/equity or other ratios possibly agreed with the tax authorities to be exceeded nor as to the consequences thereof.

  t.
  With your consent, we have not made any enquiry regarding, and no opinion is expressed or implied in relation to, the accuracy of any representation or warranty given by, or concerning, any of the parties to the Opinion Documents or whether such parties or any of them have complied with or will comply with any covenant or undertaking given by them or the terms and conditions of any obligations binding upon them, save as expressly provided herein.

  u.
  Payments made, as well as other transactions (listed in the pertinent section of the Luxembourg Commercial Code) concluded or performed, during the so-called suspect period (période suspecte) which is fixed by the Luxembourg court and dates back not more than 6 months as from the date on which the Luxembourg court formally adjudicates a person bankrupt, and, as for specific payments and transactions, during an additional period of ten days before the commencement of such period, are subject to cancellation by the Luxembourg court upon proceedings instituted by the Luxembourg insolvency receiver (curateur).

    In particular,

    i.
    article 445 of the Luxembourg Commercial Code sets out that, during the suspect period and an additional period of ten days preceding the suspect period fixed by the court, specified transactions (e.g., the granting of a security interest for antecedent debts; the payment of debts which have not fallen due, whether payment is made in cash or by way of assignment, sale, set-off or by any other means; the payment of debts which have fallen due by any other means than in cash or by bill of exchange; the sale of assets without consideration or for materially inadequate consideration) must be set aside or declared null and void, as the case may be, if so requested by the insolvency receiver;

    ii.
    article 446 of the Luxembourg Commercial Code states that payments made for matured debts as well as other transactions concluded for consideration during the suspect period are subject to cancellation by the court upon proceedings instituted by the insolvency receiver if they were concluded with the knowledge of the bankrupt's cessation of payments; and

    iii.
    regardless of the suspect period, article 448 of the Luxembourg Commercial Code and article 1167 of the Luxembourg Civil Code (actio pauliana) give the creditor the right to challenge any fraudulent payments and transactions made prior to the bankruptcy, without limitation of time.

  v.
  Specific creditors benefit from privileged rights by virtue of Luxembourg law and may take precedence over the rights of other secured or unsecured creditors. For instance, the Luxembourg tax authorities, the Luxembourg social security institutions and the salaried employees (if any) benefit from a general privilege over movables in relation to specific claims determined by law.

  w.
  The opinion expressed in paragraphs 1.and 13. above is qualified as follows:

  i.
  that a search at the Luxembourg trade and companies register and/or at the clerk's office of the Luxembourg district court (sitting in commercial matters) is not necessarily capable of conclusively revealing whether or not a winding-up petition or a petition for the making of an administration or bankruptcy order or similar action has been presented; and

  ii.
  that the corporate documents (including, but not limited to, the notice of a winding-up order or resolution, notice of the appointment of a receiver, manager, administrator or administrative receiver) may not be held at the Luxembourg trade and companies register and/or at the clerk's office of the Luxembourg district court (sitting in commercial matters) immediately and there may be a delay in the relevant notice appearing on the files regarding the relevant party. In accordance with Luxembourg company law, changes or amendments to corporate documents to be filed at the Luxembourg trade and companies register will be enforceable (opposable) towards third parties only as of the day of their publication in the Mémorial C, Recueil des Sociétés et Associations unless the company proves that the relevant third parties had prior knowledge thereof.

  x.
  As used in this opinion, the term enforceable means that each obligation or document is of a type enforced by the Luxembourg courts. It is not certain, however, that each obligation or document will be enforced in accordance with its terms in every circumstance, enforcement being subject to, inter alia, the nature of the remedies available in the Luxembourg courts, the acceptance by such court of jurisdiction, the discretion of the courts (within the limits of Luxembourg law), the power of such courts to stay proceedings, the provisions of Luxembourg civil procedure rules regarding remedies and enforcement measures available under Luxembourg law. Enforcement may further be limited by general principles of equity and good faith.

  y.
  The question as to whether or not any provision of the Opinion Documents which may be invalid on account of illegality may be severed from the other provisions thereof in order to save those other provisions would be determined by the Luxembourg courts in their discretion.

  z.
  This legal opinion is as of this date and we undertake no obligation to update it or advise of changes hereafter occurring. We express no opinion as to any matters other than those expressly set forth herein, and no opinion is, or may be, implied or inferred herefrom. We express no opinion on any economic, financial or statistical information contained in the Opinion Documents (or any document in connection therewith).

        This legal opinion is given on the express basis, accepted by each person who is entitled to rely on it, that this legal opinion and all rights, obligations or liability in relation to it are governed by, and shall be construed in accordance with, Luxembourg law and that any action or claim in relation to it can only be brought before the courts of Luxembourg.

        Luxembourg legal concepts are expressed in English terms and not in their original French or German terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. It should be noted that there are always irreconcilable differences between languages making it impossible to guarantee a totally accurate translation or interpretation. In particular, there are always some legal concepts which exist in one jurisdiction and not in another, and in those cases it is bound to be difficult to provide a completely satisfactory translation or interpretation because the vocabulary is missing from the language. We accept no responsibility for omissions or inaccuracies to the extent that any are attributable to such factors.

        This legal opinion is given to you exclusively in connection with the Opinion Documents. You may not give copies of this legal opinion to others, or enable or allow any person or persons to quote, rely upon or otherwise use part or all of this legal opinion without our prior written permission.

Yours faithfully,

ALLEN & OVERY
Luxembourg

s. Marc Feider